13015132

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68924

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RJL Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Teleport Drive, Suite 107
(No. and Street)

Staten Island	NY	10311-1006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ralph J. Lamberti — 718-303-6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosenberg Rich Baker Berman & Company
(Name – *if individual, state last, first, middle name*)

265 Davidson Avenue, Suite 210,	Somerset	NJ	08873-4120
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/8/13 KW 3/5

OATH OR AFFIRMATION

I, Ralph J. Lamberti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RJL Capital Group, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AMELIA S. MAY
NOTARY PUBLIC, STATE OF NEW JERSEY
My Commission Expires August 12, 2013

Signature

President and Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RJL Capital Group, LLC
(A LIMITED LIABILITY COMPANY)

Financial Statements and Supplementary Information
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
Year Ended December 31, 2012

Rosenberg Rich Baker Berman & Company
A Professional Association of Certified Public Accountants

ACCOUNTANTS • ADVISORS

RJL Capital Group, LLC
(A LIMITED LIABILITY COMPANY)

Financial Statements and Supplementary Information
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
Year Ended December 31, 2012

RJL Capital Group, LLC

(A LIMITED LIABILITY COMPANY)

Table of Contents

RRBB
ACCOUNTANTS + ADVISORS
www.rrbb.com

ROSENBERG RICH BAKER BERMAN & COMPANY
265 Davidson Avenue, Suite 210 • Somerset, NJ 08873-4120 • PHONE 908-231-1000 • FAX 908-231-6894
111 Dunnell Road, Suite 100 • Maplewood, NJ 07040 • PHONE 973-763-6363 • FAX 973-763-4430

Report of Independent Registered Public Accounting Firm

To the Member of
RJL Capital Group, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of RJL Capital Group, LLC (the Company) as of December 31, 2012, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RJL Capital Group, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Rosenberg Rich Baker Berman & Company

Somerset, New Jersey
February 26, 2013

RJL Capital Group, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS

Cash	$	6,324
Commissions Receivable from Clearing Brokers		184,343
Deposits with Clearing Brokers		500,049
Other Receivables		4,365
Prepaid Expenses		24,694
Furniture and Fixtures, net		101,920
Lease Security Deposit		5,137
TOTAL ASSETS	$	826,832

LIABILITIES AND MEMBER'S EQUITY

Accounts Payable and Accrued Expenses	$	54,618
Commitments and Contingencies		
Member's Equity		772,214
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	826,832

See Accompanying Notes to the Financial Statements.

RJL Capital Group, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2012

REVENUE:		
Commissions	$	965,761
Fees		1,057,953
Interest		1,025
Total Revenue		2,024,739
OPERATING EXPENSES:		
Employee compensation and related payroll taxes		606,529
Commissions and clearance		540,228
Other		229,252
Professional fees		201,130
Data services		154,824
Exchange fees and dues		60,632
Insurance		48,445
Meals, entertainment and auto		36,954
Telephone		18,116
Total Expenses		1,896,110
NET INCOME	$	128,629

See Accompanying Notes to the Financial Statements.

RJL Capital Group, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2012

MEMBER'S EQUITY, JANUARY 1	$	568,585
Net income		128,629
Member's contributions		400,000
Member's distributions		(325,000)
MEMBER'S EQUITY, DECEMBER 31	$	772,214

See Accompanying Notes to the Financial Statements.

RJL Capital Group, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	128,629
Adjustments to reconcile net income to net cash used by operating activities		
Depreciation and amortization		24,028
Increase in commission receivable from clearing broker		(184,343)
Increase in deposits with clearing broker		(500,049)
Increase in other receivables		(4,365)
Decrease in prepaid assets		4,801
Increase in accounts payable and accrued expenses		47,520
Net cash used by operating activities		(483,779)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of fixed assets		(1,558)
Net cash used by investing activities		(1,558)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contribution from member		400,000
Distribution to member		(325,000)
Net cash provided by financing activities		75,000
NET DECREASE IN CASH		(410,337)
CASH AT BEGINNING OF YEAR		416,661
CASH AT END OF YEAR	$	6,324

SUPPLEMENTAL CASH FLOW INFORMATION:		
Interest paid	$	837
Taxes paid	$	-

See Accompanying Notes to the Financial Statements.

NOTES TO FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
RJL Capital Group LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA), effective April 20, 2012.

The Company is a fully disclosed introducing broker-dealer with the ability to trade domestic and foreign equities, options and fixed income securities for institutional clients.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the members have signed a specific guarantee.

Basis of Presentation
The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services. The company employs the accrual method of accounting for financial reporting purposes.

Income Taxes
The Company is a limited liability company for income tax reporting purposes, and as such, is not subject to income tax. Accordingly, no provision for income taxes is provided in the financial statements.

Estimates
The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation and Amortization
Depreciation is computed on a straight line basis over the estimated useful lives of the assets, generally five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Commission and Revenue Recognition
Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Fair Value of Financial Instruments
The fair values of cash, receivables, accounts payable and accrued expenses and other short-term obligations approximate their carrying values because of the short maturity of these financial instruments. In accordance with FASB ASC 825-10-50, "Disclosure About Fair Value of Financial Instruments," rates available to the Company at the balance sheet date are used to estimate the fair value of existing balance sheet amounts, as applicable.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents
For the purpose of the statement of cash flows, cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less, as applicable.

Concentration of Credit Risk
The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

RELATED PARTY TRANSACTION

During 2012, the Company received contributions from its sole member of $400,000 and paid distributions of $325,000 to the member. Such amounts are reported on the accompanying Statement of Changes in Member's Equity.

The sole member of the Company owns 70% of a company that provides computer and software services. The total paid to this related party during 2012 was $20,430.

COMMITMENTS AND CONTINGENCIES

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, Contingencies (ASC 450) and Accounting Standards Codification 440, Commitments (ASC 440). Management has determined that no significant commitments and contingencies exist as of December 31, 2012.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had net capital of $636,273, which was $629,446 in excess of its required net capital of $6,827. The Company's percentage of aggregate indebtedness to net capital was 9%.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule.

SIPC ASSESSMENT RECONCILIATION

The Company reported SIPC Gross Revenue of $2,024,739 for the year ended December 31, 2012 and the SIPC assessment was $3,785.

COMMISSIONS AND REVENUE RECOGNITION

Receivables due to or from its Clearing Agents are reconciled monthly and paid in the subsequent month. As a result, the Company considers the amounts due from its clearing agent to be fully collectible, and accordingly, no allowance to doubtful accounts has been established.

PROPERTY AND EQUIPMENT

Furniture and fixtures	$	131,565
Leasehold Improvements		11,271
		142,836
Less accumulated depreciation and amortization		(40,916)
Net property and equipment	$	101,920

Depreciation expense for the year ended December 31, 2012 was $24,028.

OPERATING LEASE COMMITMENTS

The Company leases certain office space that is classified as an operating lease for financial statement purposes. The term of the lease is five years beginning in November 2011. Total rent expense for this year was $61,645.

Future minimum lease payments are:

For the Year Ending December 31,:		Amount
2013	$	64,734
2014		67,824
2015		67,824
2016		33,912
Thereafter		-
	$	234,294

RJL Capital Group, LLC

(A LIMITED LIABILITY COMPANY)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2012

TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL	$	772,214
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets:		
Other Receivables		(4,190)
Prepaid Expenses		(24,694)
Furniture and Fixtures, net		(101,920)
Lease Security Deposit		(5,137)
NET CAPITAL	$	636,273
AGGREGATE INDEBTEDNESS -	$	54,618
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -		
Minimum net capital required	$	6,827
Minimum dollar requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	6,827
Excess net capital	$	629,446
Excess net capital at 1,000 percent	$	630,811
Percentage of aggregate indebtedness to net capital		.09 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2012.

SCHEDULE II
STATEMENT REGARDING SEC RULE 15c3-3
AS OF DECEMBER 31, 2012

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

ACCOUNTANTS + ADVISORS

www.rrbb.com

ROSENBERG RICH BAKER BERMAN & COMPANY

265 Davidson Avenue, Suite 210 • Somerset, NJ 08873-4120 • PHONE 908-231-1000 • FAX 908-231-6894
111 Dunnell Road, Suite 100 • Maplewood, NJ 07040 • PHONE 973-763-6363 • FAX 973-763-4430

Report of Independent Registered Public Accounting Firm
On Internal Control Structure

To the Member of
RJL Capital Group, LLC

In planning and performing our audit of the financial statements of RJL Capital Group, LLC (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosenberg Rich Baker Berman & Company

Somerset, New Jersey
February 26, 2013